UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46371

Citizens Financial Services, FSB Employees'

Savings & Profit Sharing Plan and Trust

EIN 35-0227439 PN 002
Accountants’ Report and Financial Statements

December 31, 2006 and 2005

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm..........................................................................................	1

Financial Statements

Statements of Net Assets Available for Benefits...........................................................................................................	2

Statements of Changes in Net Assets Available for Benefits.........................................................................................	3

Notes to Financial Statements......................................................................................................................................	4

Supplemental Schedule

Schedule H, - Line 4i. Schedule of Assets (Held at End of Year)...................................................................................	11

Report of Independent Registered Public Accounting Firm

Plan Administrator
Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / BKD, LLP

Merrillville, Indiana
June 26, 2006

Federal Employer Identification Number:  44-0160260

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits December 31, 2006 and 2005
	2006	2005
Assets
Investments, at fair value:
CFS Bancorp, Inc. common stock	$2,864,383	$2,914,369
Collective investment funds	10,170,711	8,311,799
Short-term investment fund	170,789	118,358
Participant loans	255,584	289,281
Total investments	13,461,467	11,633,807
Receivables
Employee contributions receivable	35,547	31,218
Dividends	23,463	24,456
Amount receivable for securities sold	14,726	60,962
Total receivables	73,736	116,636
Total assets	13,535,203	11,750,443
Liabilities
Amount payable for securities purchased	15,121	61,712
Excess contribution refundable	9,213	17,527
Total liabilities	24,334	79,239
Net Assets Available for Benefits	$13,510,869	$11,671,204

        See Notes to Financial Statements

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2006 and 2005
	2006	2005
Investment income
Net appreciation in fair value of investments	$1,129,724	$549,115
Interest and dividend income	128,520	118,064
Net investment income	1,258,244	667,179
Contributions
Employee	900,552	853,224
Rollovers	32,608	4,390
	933,160	857,614
Total additions	2,191,404	1,524,793
Deductions
Benefits paid to participants	268,075	1,110,227
Administrative expenses	83,664	70,061
Total deductions	351,739	1,180,288
Net Increase	1,839,665	344,505
Net Assets Available for Benefits, Beginning of Year	11,671,204	11,326,699
Net Assets Available for Benefits, End of Year	$13,510,869	$11,671,204

        See Notes to Financial Statements

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

Note 1:	Description of Plan

The following description of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan, adopted by Citizens Financial Services, FSB (Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan.  Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting.  The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 250 hours of service during a three consecutive month period.

Effective January 1, 2005, the Bank amended the employer matching contributions and the available investment directions of the Plan.  The Bank no longer makes an employer matching contribution to the Plan.  Instead, the Bank makes an annual allocation for eligible employees up to the first 6% of each participant’s compensation through the CFS Bancorp, Inc.’s Employee Stock Ownership Plan.  The Bank also amended the Plan to exclude the CFS Bancorp, Inc. common stock fund (Employer Common Stock Fund) as an investment choice.  Participating employees will no longer be able to make contributions to or transfers into this fund.  Dividends paid by the Employer Common Stock Fund increase participant balances.  Current investments held in the Employer Common Stock Fund did not have to be transferred.

Effective January 1, 2007, the Bank will again include the Employer Common Stock Fund as an investment selection.  Both employee and employer contributions along with investment fund transfers may be made to the Employer Common Stock Fund.  The Bank also amended the Plan to make a designated supplemental contribution as a matching contribution of 50% of each participant’s pre-tax deferral on the first 6% of each participant’s compensation to the Plan rather than to the CFS Bancorp, Inc. Employee Stock Ownership Plan.  To be eligible to participate in this matching contribution, an employee must be a participant in the Plan, be actively employed on the last day of the plan year (December 31), have completed 250 hours of service during a three consecutive month period, and have satisfied twelve consecutive months of service.  By March 1, 2007, matching contributions in the CFS Bancorp, Inc. Employees Stock Ownership Plan are required to be transferred into an “Employer Matching Contribution Account” in the Plan.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (Code).  The Bank of New York serves as Plan trustee.

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement within a range of 1% to 12% as specified by the Plan.  During 2006 and 2005, the Bank matched 50% of each participant’s contributions to the Plan up to the first 6% of each participant’s compensation through the CFS Bancorp, Inc. Employee Stock Ownership Plan.  In 2007, the matching contributions under the CFS Bancorp, Inc. Employee Stock Ownership Plan were redirected to the Plan.  The Bank may make discretionary contributions to the Plan.  Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution (through December 2004), and an allocation of Plan earnings and is charged with an allocation of administrative expenses.  Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank’s matching contributions and discretionary contributions, and any related earnings.

Payment of Benefits

Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, annual installments over a specified period, or rolled into another qualified plan.  A participant also may elect to defer distribution of his or her account until attaining age 70½.

Payment of benefits to the beneficiary of a deceased participant may also be made in a lump-sum, annual installments over a specified period, or rolled into another qualified plan.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The interest rate for the loan term will be established as of the loan date and shall be reasonable and comparable with interest rates then in effect at a major banking institution.  The repayment period is between one and fifteen years for loans used exclusively for the purchase of a primary residence or one and five years for all other loans, at the participant’s option. Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account. An origination fee of $90.00, plus an annual administrative fee of $40.00 is deducted from the participant’s account at the time the loan is originated.  Subsequent annual administrative fees will be deducted from the participant’s account on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a collective trust.  Management has evaluated the potential impact of recording the adjustment of the fully benefit-responsive investment contracts to fair value at December 31, 2006 and 2005, and determined the adjustment is not material.  The FSP requires the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The FSP is effective for financial statements for years ending after December 15, 2006.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

Valuation of Investments and Income Recognition

The Plan’s investments are primarily stated at fair value.  Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  As discussed above, the Plan’s interest in the Pentegra Stable Value Fund is recorded at contract value given the immaterial difference from fair value.  The fair value of the fund was calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.  The common stock is valued at its quoted market price.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 8, 2006 stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan was amended subsequent to the IRS determination letter.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Payment of Benefits

Benefits are recorded when paid.

Note 3:	Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank’s Holding Company (Company).  At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants choosing to purchase stock in the Company.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

At December 31, 2006 and 2005, the Plan was the beneficial owner of 195,521 shares and 203,802 shares of Company common stock, respectively.  The fair value of this stock at December 31, 2006 and 2005 was $14.65 and $14.30 per share, respectively.

During 2006 and 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2006	2005
Appreciation at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$65,936	$3,893
Collective investment funds	1,063,788	545,222
	$1,129,724	$549,115

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2006	2005
Investments at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$2,864,383	$2,914,369
Pentegra S & P 500 Stock Fund	2,525,856	2,070,514
Pentegra S & P Midcap Stock Fund	1,983,025	1,780,963
Pentegra Stable Value Fund	1,334,450	1,308,324
Pentegra Russell 2000 Stock Fund	763,737	–

Note 4:	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

Note 5:	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Bank of New York, which is the trustee of the Plan.  Fees paid by the Plan for investment management services amounted to $83,664 and $70,061 for the years ended December 31, 2006 and 2005, respectively.

The Plan incurs expenses related to general administration and record keeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6:	Differences Between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$13,510,869	$11,671,204
Plus: Excess contributions refundable	9,213	17,527
Less: Employee contributions receivable	(35,547)	(31,218)
Less: Dividends receivable	(23,463)	(24,456)
Net assets available for benefits per Form 5500	$13,461,072	$11,633,057

Supplemental Schedule

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust EIN 35-0227439 PN 002 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Employer Common Stock
*CFS Bancorp, Inc.	195,521 shares	$2,864,383
Collective Investment Funds
*Pentegra S&P 500 Stock Fund	9,395 Units	2,525,856
*Pentegra S&P Midcap Stock Fund	70,407 Units	1,983,025
*Pentegra Stable Value Fund	126,644 Units	1,334,450
*Pentegra Russell 2000 Stock Fund	29,801 Units	763,737
*Pentegra Moderate Strategic Balanced Fund	48,399 Units	661,078
*Pentegra Aggressive Strategic Balanced Fund	46,325 Units	574,426
*Pentegra EAFE Index Fund	26,783 Units	567,934
*Pentegra Passive Long TSY Fund	49,816 Units	527,655
*Pentegra 500 Value Stock Fund	34,945 Units	433,463
*Pentegra 500 Growth Stock Fund	31,997 Units	364,798
*Pentegra Money Market Fund	256,153 Units	256,153
*Pentegra Conservative Strategic Balanced Fund	12,092 Units	178,136
		10,170,711
Short Term Investment Fund
*Collective Short Term Investment Fund	170,789 Units	170,789

*Participant loans	5.0% to 9.5%	255,584
		$13,461,467
*Party in interest

SIGNATURES

           The Plan.  Persuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CITIZENS FINANCIAL SERVICES, FSB
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

June 29, 2007                                                                             By: /s/ Thomas F. Prisby
                                                                                                          Thomas F. Prisby
                                                                                                          Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm